Exhibit 2.2

CONTINGENT PAYMENT RIGHTS AGREEMENT

This CONTINGENT PAYMENT RIGHTS AGREEMENT, dated as of September 22, 2011 (this “Agreement”), is entered into by and between Tunstall Healthcare Group Limited, a Private Company Limited by Shares incorporated in England and Wales (“Parent”), American Medical Alert Corp., a New York corporation (“Company”) and Howard Siegel and Gregory Fortunoff, serving jointly, as Shareholder Representative (the “Shareholder Representatives”).

Preamble

WHEREAS, Parent, Company and Monitor Acquisition Corp, a New York corporation (“Merger Sub”), have entered into an Agreement and Plan of Merger dated as of September 22, 2011 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Company, with Company surviving the merger (the “Merger”) as a wholly-owned subsidiary of Parent;

WHEREAS, Parent and Company are unable to determine the value of the shares of Company that is attributable to Company’s equity interest in the Lifecomm JV (as defined below); and

WHEREAS, Pursuant to the Merger Agreement, Parent has agreed to provide to Company’s shareholders the right to receive contingent payments as hereinafter described as additional consideration payable under the Merger Agreement.

NOW, THEREFORE, for and in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

ARTICLE I.
DEFINITIONS

Section 1.1	Definitions.

(a)           For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i)           the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(ii)          the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(iii)         unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations, partnerships and other Persons and vice versa; and

(iv)         all references to “including” shall be deemed to mean including without limitation.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.  The following terms shall have the meanings ascribed to them below:

“Arbitration Firm” means a nationally recognized investment banking firm, accounting firm or an appraisal or valuation firm of national standing, in each case which is not affiliated with, and is independent of, Parent, Company and the Shareholder Representatives, and who is qualified to resolve any dispute arising under Section 2.9.

“Board of Directors” means the board of directors of Parent.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized by Law or executive order to be closed.

“CPRs” means the contingent payment rights received by the Holders pursuant to the Merger Agreement and this Agreement.

“CPR Payment Amount” means either the Liquidity Event Payment or the Parent Sale Event Payment, as applicable.

“CPR Payment Date” means the date set forth in Section 2.4(c) on which a CPR Payment Amount is to be paid by Company to the Holders.

“CPR Register” has the meaning specified in Section 2.3(b).

“Effective Time” has the meaning ascribed to such term in the Merger Agreement.

“Fair Market Value”  means, as of any date of determination, (i) with respect to any marketable security that is listed on any trading exchange or inter-dealer quotation system, the average of the closing price for such security for the 10 trading days prior to the date of determination, (ii) with respect to any marketable security for which there are market makers the average of the bid and ask price as of the date determination from two market makers selected by the Parent (or one, if there is only one market maker), or (iii) if not determinable under clauses (i) and (ii), as determined by the mutual agreement of Parent and the Shareholder Representatives, or, in the event such mutual agreement cannot be achieved within thirty (30) days following the applicable date of determination, as determined by an Arbitration Firm selected by Parent and the Shareholder Representatives, whose determination shall be final and binding on the parties hereto.  Notwithstanding the foregoing, at the time of any Fair Market Value determination of Company’s interest in the Lifecomm JV by an Arbitration Firm, Parent and the Shareholder Representatives shall each be afforded the opportunity to present to the Arbitration Firm its view of the factors that should be considered in determining Fair Market Value of such interest, as set forth in Section 2.9.

“Governmental Entity” means any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, court, commission or body.

“Holder” means a Person in whose name a CPR is registered in the CPR Register.

“Initial Public Offering” means the initial offer for sale of securities pursuant to an effective registration statement filed under the Securities Act which results in an active trading market in such securities (it being understood that an active trading market shall be deemed to exist if, among other things, such securities are listed on the NASDAQ Stock Market or another national securities exchange).

“JV Expenses” means the sum of (i) all Taxes (as defined below) and all fines, charges, levies, penalties, and other reasonable and documented costs, fees and expenses of whatever nature paid or incurred (or reasonably anticipated to be incurred, including as a result of any contractual liability or as a successor or transferee) by Company or its Affiliates in connection with owning, holding, or disposing of an equity interest in the Lifecomm JV (or any Liquidity Event Proceeds that are securities or property other than cash), exercising rights under the Lifecomm JV Agreements or otherwise with respect to the Lifecomm JV, (ii) any documented loans or capital contributions made by Company or any of its Affiliates to the Lifecomm JV or any subsidiary thereof after the date of this Agreement to the extent consented to in writing by the Shareholder Representatives in advance of such loan or capital contribution; provided that the $200,000 capital contribution required to be made under the Lifecomm LLC Agreement, if made, shall be deemed to be a JV Expense and no Shareholder Representatives’ consent shall be required in this regard, (iii) all costs, fees and expenses of determining the CPR Payment Amount (including the costs of an Arbitration Firm but excluding the other costs of enforcing or defending against any claim or dispute relating to this Agreement) and (iv) all reasonable and documented costs, fees and expenses incurred with respect to any Liquidity Event or forced sale pursuant to Sections 2.4(c) or 2.5(e), including attorneys’ fees, transfer or other taxes and charges and all other seller costs and expenses, including closing costs and prorations (including post-closing prorations and adjustments if any).

“Law” means any federal, state, local or foreign law, statute, ordinance, rule, code, regulation, order, judgment, writ, injunction, decree, arbitration award, agency requirement, license or permit or other legally enforceable requirement issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Entity.

“Lifecomm JV” means the joint venture between Company, Hughes Telematics, Inc. and Qualcomm Incorporated effectuated pursuant to the Lifecomm LLC Agreement.

“Lifecomm JV Agreements” means (i) the Lifecomm LLC Agreement, (ii) the Value Added Reseller Agreement, dated as of May 12, 2010, by and between Company and Lifecomm LLC, (iii) the Services Agreement, dated as of May 12, 2010, by and between Qualcomm Incorporated and Lifecomm LLC, (iv) the Services Agreement, dated as of May 12, 2010, by and between Hughes Telematics, Inc. and Lifecomm LLC, (v) the Know-How License Agreement, dated as of May 12, 2010, by and between Qualcomm Incorporated and Lifecomm LLC and (vi) the Infrastructure Access Agreement, dated as of May 12, 2010, by and between Hughes Telematics, Inc. and Lifecomm LLC.

“Lifecomm LLC Agreement” means the limited liability company agreement of Lifecomm LLC, dated as of May 12, 2010, by and among Hughes Telematics, Inc., Qualcomm Incorporated and Company, as may be amended from time to time.

“Liquidity Event” means the consummation of (x) a sale of all or any portion of Company’s interests in the Lifecomm JV for cash, securities or other property, including by way of merger or consolidation of the Lifecomm JV, other than pursuant to an internal reorganization of the Lifecomm JV resulting in the members of the Lifecomm JV continuing to own their interests in the Lifecomm JV or any holding company thereof in roughly the same proportions as prior to such reorganization, (y) an Initial Public Offering of the Lifecomm JV (or a successor-in-interest to the Lifecomm JV) pursuant to which all, or any portion of, Company’s interests in the Lifecomm JV (or a successor in interest to the Lifecomm JV) are sold for cash, or (z) a liquidation or dissolution of the Lifecomm JV.

“Liquidity Event Notice” has the meaning set forth in Section 2.4(a).

“Liquidity Event Payment” means an amount equal to the sum of (1) the first $5,000,000 of Liquidity Event Proceeds and (2) 66.66% of the Liquidity Event Proceeds in excess of $5,000,000, such aggregate payment, if any, to be distributed among the Holders in accordance with their Pro-Rata Share subject to the terms and conditions of Section 2.4.

“Liquidity Event Proceeds”  means the sum of (x) the aggregate cash consideration and any securities or other property received by Company in respect of its interests held in the Lifecomm JV as a result of a Liquidity Event and (y) an amount equal to the aggregate amount of any dividends or distributions received by Company in respect of its interests held in the Lifecomm JV after the Effective Time minus the sum of (1) the JV Expenses and (2) the Shareholder Representative Expenses.

“Merger Agreement” has the meaning set forth in the recitals to this Agreement.

“Notice of Agreement” has the meaning set forth in Section 2.4(b) below.

“Notice of Objection” has the meaning set forth in Section 2.4(b) below.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Shareholder Representatives.

“Parent Sale Event”  means any acquisition or purchase by a third party unaffiliated with Parent (or a Successor Entity) or any of its Subsidiaries, in one transaction or a series of transactions, for cash, securities or other property, including any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (i) assets or businesses of Parent (or a Successor Entity) and its Subsidiaries that generate more than 50% of the consolidated revenues or net income for the current period as indicated in Parent’s (or a Successor Entity’s) last available financial statements (quarterly or annual, as the case may be) or that represent more than 50% of the total assets (based on fair market value), of Parent (or a Successor Entity) and its Subsidiaries, taken as a whole, immediately prior to such transaction or (ii) more than 50% of the total voting power of the  capital stock of Parent (or a Successor Entity); provided, however, a “Parent Sale Event” shall not include any transaction of the type described in the foregoing (A) which results in Parent’s voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into or exchanged for voting securities of the resulting legal entity or any other entity which as a result of such transaction owns Parent or all or substantially all of Parent’s assets either directly or through one or more Subsidiaries) (a “Successor Entity”), directly or indirectly, at least 50% of the combined voting power of the Successor Entity’s outstanding capital stock immediately after the transaction or (B) in which the acquiring or purchasing third party is an entity owned, directly or indirectly, by the stockholders of Parent in substantially the same proportions as their ownership of the capital stock of Parent immediately prior to such transaction.

“Parent Sale Event Payment” means an aggregate amount equal to $0.50 multiplied by the total number of outstanding CPRs (as may be adjusted pursuant to Section 2.5(f)) minus the sum of (1) the JV Expenses and (2) the Shareholder Representative Expenses, such aggregate payment, if any, to be distributed among the Holders in accordance with their Pro Rata Share subject to the terms and conditions of Section 2.5.

“Parent Sale Notice” has the meaning set forth in Section 2.5(a) below.

“Parent Sale Notice of Agreement” has the meaning set forth in Section 2.5(b) below.

“Parent Sale Notice of Objection” has the meaning set forth in Section 2.5(b) below.

“Party” means an Affiliate of Parent, a successor or assign of Parent or an Affiliate of Parent or a licensee or collaborator of Parent or any of the foregoing.

“Permitted Transfer” means: (i) the transfer of any or all of the CPRs (upon the death of the Holder) by will or intestacy; (ii) transfer by instrument to an inter vivos or testamentary trust in which the CPRs are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (v) a transfer made by operation of law (including a consolidation or merger) not made or effected with the purpose or intent of circumventing the transfer restrictions set forth in this Agreement or in connection with the dissolution or liquidation of any corporation, limited liability company, partnership or other entity; or (vii) as provided in Section 2.8.

“Pro Rata Share” means, with respect to any Holder as of a given CPR Payment Date, the quotient derived by dividing the (x) sum of all of the CPRs held of record by such Holder on such date by (y) the total number of CPRs outstanding as of such date.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

“Put Hurdle” shall have the meaning given to it on Schedule 1.

“Recoupment End Date” means the third anniversary of a CPR Payment Date.

“Shareholder Representatives” means the Shareholder Representatives named in the first paragraph of this Agreement, until a successor Person or Persons shall have become the Shareholder Representative pursuant to the applicable provisions of this Agreement, and thereafter “Shareholder Representatives” shall mean such successor Shareholder Representatives.

“Shareholder Representative Expenses” means all reasonable and documented costs, fees and expenses of whatever nature paid or incurred by the Shareholder Representatives in connection with their obligations pursuant to this Agreement.

“Taxes” shall mean all United States federal income taxes and applicable state and local income taxes paid or accrued by or on behalf of Company with respect to Company’s equity interest in the Lifecomm JV (or with respect to the disposal of any Liquidity Event Proceeds that are securities or property other than cash), calculated by taking into account any tax benefit realized, with respect to any losses, deductions or credits attributable to such interest, in each case on a cumulative basis for all periods from the date hereof.

ARTICLE II.
CONTINGENT PAYMENT RIGHTS

Section 2.1	CPRs.

(a)           The CPRs represent the right of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.  Each Holder shall be entitled to the number of CPRs described in Sections 2.1 and 2.2 of the Merger Agreement.

Section 2.2	Nontransferable.

The CPRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.

Section 2.3	No Certificate; Registration; Registration of Transfer; Change of Address.

(a)           The CPRs shall not be evidenced by a certificate or other instrument.

(b)           Company shall keep a register (the “CPR Register”) for the purpose of registering CPRs and transfers of CPRs as herein provided.  The CPR Register shall set forth the name and address of each Holder, and the number of CPRs held by such Holder and Tax Identification Number of each Holder. Each of Parent and Shareholder Representatives may receive and inspect a copy of the CPR Register, from time to time, upon written request made to Company. Within ten (10) Business Days after receipt of such request, Company shall deliver a copy of the CPR Registrar, as then in effect, to Parent or The Shareholder Representatives, as the case may be, at the address set forth in Section 7.1.

(c)           Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CPR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to Company duly executed by the Holder thereof, his attorney duly authorized in writing, personal representative or survivor and setting forth in reasonable detail the circumstances relating to the transfer.  Upon receipt of such written notice, Company shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein (including the provisions of Section 2.2), register the transfer of the CPRs in the CPR Register.  All duly transferred CPRs registered in the CPR Register shall be the valid obligations of Company, evidencing the same right, and shall entitle the transferee to the same benefits and rights under this Agreement, as those held by the transferor.  No transfer of a CPR shall be valid until registered in the CPR Register, and any transfer not duly registered in the CPR Register will be void ab initio.  Any transfer or assignment of the CPRs shall be without charge (other than the cost of any transfer tax) to the Holder.

(d)           A Holder may make a written request to Company to change such Holder’s address of record in the CPR Register.  The written request must be duly executed by the Holder.  Upon receipt of such written notice, Company shall promptly record the change of address in the CPR Register.

Section 2.4	Liquidity Event.

(a)           If a Liquidity Event shall occur, then within thirty (30) days following the occurrence of the Liquidity Event, Parent shall deliver to the Shareholder Representatives a certificate (the “Liquidity Event Notice”) certifying (i) the date of the Liquidity Event and (ii) a detailed description of the calculation of the Liquidity Event Proceeds and the Liquidity Event Payment.

(b)           Within thirty (30) days following the receipt of the Liquidity Event Notice, the Shareholder Representatives shall give written notice specifying whether they agree with or object (a “Notice of Agreement” or a “Notice of Objection,” respectively) to the amounts specified in the Liquidity Event Notice.

(c)           If the Shareholder Representatives deliver a Notice of Agreement pursuant to Section 2.4(b) above, Parent shall establish a CPR Payment Date with respect to such CPR Payment Amount that is within fifteen (15) days of the date of the Notice of Agreement.  On such CPR Payment Date, Parent shall deliver to each Holder its Pro Rata Share of the applicable CPR Payment Amount by check mailed to the address of each Holder as reflected in the CPR Register as of the close of business on the last Business Day prior to such CPR Payment Date.  Notwithstanding the foregoing, to the extent that any Liquidity Event Proceeds (i) are held in escrow by an acquiror in connection with a Liquidity Event, such Liquidity Event Proceeds shall be paid to the Holders within thirty (30) days following receipt by Company of such escrowed Liquidity Event Proceeds; and (ii) include any securities or property other than cash, or in the event of an Initial Public Offering of the Lifecomm JV (or a successor-in-interest to the Lifecomm JV) in which securities are not immediately sold for cash in connection with such Initial Public Offering, Parent shall, unless otherwise consented to by the Shareholder Representatives in writing and subject to any lock-ups imposed in connection with such Liquidity Event, use all reasonable commercial efforts to monetize any securities or property other than cash, upon terms reasonably satisfactory to the Shareholder Representatives, within twelve (12) months of such Liquidity Event and make payment of such Liquidity Event Proceeds within thirty (30) days of such monetization.

(d)           If the Shareholder Representatives deliver a Notice of Objection pursuant to Section 2.4(b) above within such thirty (30) day period, Parent shall hold an amount of cash equal to the aggregate CPR Payment Amount set forth in the Liquidity Event Notice in a separate bank account invested in cash until such dispute is resolved pursuant to the procedures set forth in Section 2.9 below.

Section 2.5	Parent Sale Event.

(a)           Notwithstanding Section 2.4 above, if a Parent Sale Event shall occur prior to a Liquidity Event or series of Liquidity Events involving all of Company’s interests in the Lifecomm JV, then no later than thirty (30) days following such Parent Sale Event, Parent shall deliver to the Shareholder Representatives a certificate notifying the Shareholder Representatives of such Parent Sale Event (the “Parent Sale Notice”) certifying (i) that a Parent Sale Event has occurred and the closing date (or expected closing date) of such Parent Sale Event and (ii) whether Parent has determined that the Put Hurdle has been achieved (the “Put Hurdle Determination”).  If Parent determines the Put Hurdle has not been achieved, the Shareholder Representatives may contest that determination pursuant to subparagraph (b) below.  The Parent Sale Event Payment shall not be payable unless the Put Hurdle has been determined to be achieved, whether by agreement among the parties or by determination pursuant to the dispute resolution procedures set forth herein.

(b)           Within thirty (30) days following the receipt of the Parent Sale Notice, the Shareholder Representatives shall give written notice to Parent stating whether they elect to receive the Parent Sale Event Payment or objects to the Put Hurdle Determination (a “Parent Sale Notice of Agreement” or a “Parent Sale Notice of Objection”, respectively), in which case the dispute shall be subject to Section 2.9 below.  If the Shareholder Representatives do not deliver a Parent Sale Notice of Agreement or Parent Sale Notice of Objection to Parent within such thirty (30) day period then the Shareholder Representatives shall be deemed to have irrevocably elected not to receive the Parent Sale Event Payment.   If the Shareholder Representatives elect to receive the Parent Sale Event Payment, then, upon payment of the Parent Sale Event Payment, any and all rights to receive any Liquidity Event Payment shall automatically and irrevocably be forfeited and the Holders shall have no right to receive any payments pursuant to Section 2.4. If it is ultimately determined that the Put Hurdle has been achieved, the Shareholder Representatives may elect to receive the Parent Event Sale Payment within thirty (30) days after such determination.

(c)           If the Shareholder Representatives deliver a Parent Sale Notice of Agreement pursuant to Section 2.5(b) above, and any CPR Payment Amount is payable, Parent shall establish a CPR Payment Date with respect to such CPR Payment Amount that is within fifteen (15) days of the date of the Parent Sale Notice of Agreement.  On such CPR Payment Date, Parent shall then promptly cause the CPR Payment Amount to be delivered to each of the Holders by check mailed to the address of each Holder as reflected in the CPR Register as of the close of business on the last Business Day prior to such CPR Payment Date.

(d)           If the Shareholder Representatives deliver a Parent Sale Notice of Objection pursuant to Section 2.5(b) above within such thirty (30) day period, Parent and the Shareholder Representatives shall resolve such dispute in accordance with the procedures in Section 2.9 below.

(e)           If, after any dispute resolution procedures instituted hereunder with respect to a Parent Sale Notice of Objection have been concluded and there has been a determination that the Put Hurdle has not been achieved, then, by notice delivered within thirty (30) days of such determination, the Shareholder Representatives may elect to cause Company to effect a sale of Company’s interest in the Lifecomm JV.  Upon such election, Company and the Shareholder Representatives shall undertake, through commercially reasonable efforts, to effect the sale of Company’s entire interest in the Lifecomm JV to a third party designated by the Shareholder Representatives.  In this regard, Company shall take all such commercially reasonable actions requested by the Shareholder Representatives in connection with such sale, except that Company shall not be required to make any representations and warranties beyond those related to (i) title of the JV Interests, (ii) restrictions on transferability and (iii) absence of liens.  In addition, Company shall not be required to make any indemnities or undertake any other post-Closing obligations of any kind, except with respect to a breach of its representations and warranties referred to in clauses (i), (ii) and (iii) in the preceding sentence and shall not be required to incur any costs, fees or expenses that Company would not reasonably be expected to be reimbursed out of the estimated proceeds of such sale (taking into account all other JV Expenses at the time).  It is understood and acknowledged that such sale may be subject to obtaining the consent of the Lifecomm JV and that such election right is subject to obtaining such consent, which the parties will endeavor to obtain if such election is made by The Shareholder Representatives. Any sale of Company’s JV Interests pursuant to this Section 2.5(e) shall be considered a Liquidity Event and Parent will cause the proceeds from such sale to be distributed accordingly.

(f)           If at any time after the date of this Agreement there is a Liquidity Event pursuant to which there is a sale or other disposition of less than all of Company’s interests in the Lifecomm JV, then the Parent Sale Event Payment shall be equitably adjusted to reflect such sale or other disposition and the amount of such Parent Sale Event Payment shall be proportionately reduced by deducting therefrom the total amount of Liquidity Event Proceeds distributed prior to the date of the Parent Sale Event Payment.

Section 2.6	Payment Procedures.

(a)           Parent shall be entitled to deduct and withhold, or cause to be deducted or withheld, from each CPR Payment Amount otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law; provided, however, a CPR Payment Amount shall not have any amounts deducted or withheld under the Code or state, local or foreign tax Law if the CPR Holder with respect to such CPR Payment Amount shall have previously furnished to the Parent a duly executed IRS Form W-9 or IRS Form W-8, as the case may be, or analogous certifications or other information under state, local or foreign fax Law, in each case pursuant to the notice procedure in Section 6.2(b), and provided such form certificate and other information are sufficient to eliminate any and all requirements to deduct or withhold amounts from each applicable CPR Payment Amount under applicable Law.  To the extent that amounts are so withheld and paid over to or deposited with the relevant Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

(b)           Parent and Company agree to treat, all payments on the CPRs as representing consideration for the sale of Shares pursuant to the Merger Agreement for all tax and tax reporting purposes, except to the extent that a portion of such payments is required to be treated as imputed interest.

(c)           Neither Parent nor the Shareholder Representatives shall be liable to any person in respect of any CPR Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any CPR Payment Amount has not been paid prior to the one (1) year anniversary of the applicable CPR Payment Date (or immediately prior to such earlier date on which the CPR Payment Amount would otherwise escheat to or become the property of any Governmental Entity), any such CPR Payment Amount shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(d)           Notwithstanding anything to the contrary contained herein, if any loans, capital contributions or Taxes are deducted from a CPR Payment Amount, and such loans, capital contributions or Taxes have been recouped or refunded (whether by way of loan repayment, return of capital or, with respect to Taxes, any refund directly attributable to an adjustment to the taxable income of the Lifecomm JV allocable to Company with respect to the Tax periods or portions thereof ending on the date on which the applicable CPR Payment Amount was made), by or to Company on or before the Recoupment End Date, Parent shall refund to each Holder its Pro Rata Share of such amounts within thirty (30) days of Parent or Company’s, as applicable, receipt of such recouped or refunded amounts.

Section 2.7	No Voting, Dividends or Interest; No Equity Or Ownership Interest In Parent.

(a)           The CPRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CPRs to any Holder.

(b)           The CPRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Merger, or in Lifecomm, LLC.

Section 2.8	Ability to Abandon the CPR.

The Holder of a CPR may at any time at its option abandon all of its remaining rights in this CPR by transferring the CPR to Parent without consideration therefor.  Nothing in this Section 2.8 is intended to prohibit Parent from offering to acquire CPRs for consideration in its sole discretion.

Section 2.9	Dispute Resolution.

In the event of a Notice of Objection or a Parent Sale Notice of Objection, Parent and the Shareholder Representatives shall negotiate in good faith to resolve such dispute.  If Parent and the Shareholder Representatives, notwithstanding such good faith effort, fail to resolve such dispute within thirty (30) days after the Shareholder Representatives advise Parent of the Shareholder Representatives’ objections, then Parent and the Shareholder Representatives jointly shall select and engage the Arbitration Firm to resolve such dispute;  however, if Parent and the Shareholder Representatives are unable to jointly agree on such Arbitration Firm within thirty (30) days, then a partner or group of partners of PricewaterhouseCoopers LLP (the “Fallback Firm”) shall be selected as the Arbitration Firm; provided, however, if at the time of arbitration the Fallback Firm has a material affiliation with, and is not independent of, any of Parent, Company, and the Shareholder Representatives, then the Fallback Firm shall be Ernst & Young.

As promptly as practicable thereafter, Parent and the Shareholder Representatives shall each prepare and submit a presentation to the Arbitration Firm, which may include such party’s position with respect to (A) in the case of a Parent Sale Notice of Objection:  (i) the amount of the Put Hurdle Extraordinary Expenses; (ii) the factors that should be considered in determining the “Fair Market Value” of Company’s interest in the Lifecomm JV; (iii) the factors relevant to determining the achievement of the Put Hurdle or (iv) other matters relevant to the Parent Sale Notice of Objection, and (B) in the case of a Notice of Objection,  the basis for and matters relevant to the Notice of Objection. As soon as practicable thereafter, Parent and the Shareholder Representatives shall cause the Arbitration Firm to resolve such dispute. All determinations made by the Arbitration Firm will be final, conclusive and binding on the parties.  The fees and expenses of the Arbitration Firm shall be deemed JV Expenses. The Arbitration Firm shall be instructed that it must render its decision in writing, and give detailed reasons for its determination.

ARTICLE III.
THE SHAREHOLDER REPRESENTATIVES

Section 3.1	Certain Duties and Responsibilities.

The Shareholder Representatives shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of their willful misconduct, bad faith or gross negligence.  No provision of this Agreement shall require the Shareholder Representatives to expend or risk their own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers. The Shareholder Representatives shall only act if both individuals serving as the Shareholder Representatives agree on the course of action and Company shall not recognize any action unless authorized by both such individuals.

Section 3.2	Certain Rights of the Shareholder Representatives.

The Shareholder Representatives undertake to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Shareholder Representatives.  The Shareholder Representatives shall have the powers enumerated in this Agreement.  In addition:

(a)           the Shareholder Representatives may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)           whenever the Shareholder Representatives shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Shareholder Representatives may, in the absence of bad faith, gross negligence or willful misconduct on their part, rely upon an Officer’s Certificate;

(c)           the Shareholder Representatives may engage and consult with counsel of their joint selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d)           the permissive rights of the Shareholder Representatives to do things enumerated in this Agreement shall not be construed as a duty;

(e)           the Shareholder Representatives shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f)           Company agrees to indemnify each Shareholder Representative for, and hold the Shareholder Representatives harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Shareholder Representatives’ duties under this Agreement, including the reasonable and documented costs and expenses of defending the Shareholder Representatives against any claims, charges, demands, suits or loss, unless such loss shall have been determined by a court of competent jurisdiction to be a result of either Shareholder Representative’s gross negligence, bad faith or willful or intentional misconduct; provided, however, that Company shall only be obligated to indemnify the Shareholder Representatives with respect to one counsel to jointly represent the Shareholder Representatives; and

(g)           At the election of the Shareholder Representatives, Company agrees to reimburse the Shareholder Representatives, or pay directly upon presentation of invoices, all Shareholder Representative Expenses in accordance with Company’s normal accounts payable policies and procedures.

Section 3.3	Resignation and Removal; Appointment of Successor.

(a)           Any one of the two individuals jointly serving as the Shareholder Representatives (a “co-Shareholder Representative”) may resign at any time by giving written notice thereof to Parent and the other co-Shareholder Representative specifying a date when such resignation shall take effect, which notice shall be sent at least sixty (60) days prior to the date so specified.  .

(b)           If any co-Shareholder Representative shall resign or become incapable of acting, then the other co-Shareholder Representative shall promptly appoint a qualified successor person to serve as co-Shareholder Representative which person shall be a former member of Company’s Board of Directors (as constituted prior to the Merger) or former stockholder of Company (as constituted prior to the Merger) and not a then current officer of Parent or Company. If both of the co-Shareholder Representatives are no longer serving, two successor individuals shall be appointed by a majority vote of the remaining members of Company’s board of directors (as constituted prior to the Merger), which persons shall be  former members of Company’s Board of Directors (as constituted prior to the Merger) or former stockholder of Company (as constituted prior to the Merger) and not a then officer of Parent or Company   The successor Shareholder Representative(s) so appointed shall, forthwith upon acceptance of such appointment in accordance with this Section 3.3(b), become the successor(s) of such co-Shareholder Representative(s).

(c)           Company shall give notice of each resignation of any co-Shareholder Representative and each appointment of a successor individual to jointly serve as a co-Shareholder Representative by mailing written notice of such event by first-class mail, postage prepaid, to the Holders as their names and addresses appear in the CPR Register.  Each notice shall include the name and address of the successor co-Shareholder Representative.  If Company fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor co-Shareholder Representative, the Shareholder Representative shall cause the notice to be mailed at the expense of Company.

Section 3.4	Acceptance of Appointment by Successor.

Every successor co-Shareholder Representative appointed hereunder shall execute, acknowledge and deliver to Parent and to the retiring co-Shareholder Representative an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Shareholder Representative, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Shareholder Representative; but, on request of Parent or the successor Shareholder Representative, such retiring Shareholder Representative shall execute and deliver an instrument transferring to such successor Shareholder Representative all the rights, powers and trusts of the retiring Shareholder Representative.

ARTICLE IV.
COVENANTS

Section 4.1	List of Holders.

Parent shall furnish or cause to be furnished to the Shareholder Representatives in such form as Parent receives from Company’s transfer agent (or other agent performing similar services for Company), the names and addresses of the Holders within ten (10) Business Days of the Effective Time.

Section 4.2	Payment of CPR Payment Amounts.

Parent shall duly and promptly pay each Holder the CPR Payment Amount in the manner provided for in Article II and in accordance with the terms of this Agreement.

Section 4.3	Reports and Disclosure to Shareholder Representatives.

(a)           Company shall, subject to receipt of any required consent from the Lifecomm JV or its members for such disclosure, provide to the Shareholder Representatives all written information and materials provided by the Lifecomm JV to the member of, or observer on, as applicable, the Lifecomm JV Board of Directors who is designated by Company under the Lifecomm LLC Agreement, within thirty (30) days after receipt thereof.  In addition, upon the written request of the Shareholder Representatives no more than once per fiscal quarter within 30 days of the end of such fiscal quarter, Parent shall cause to be prepared and sent to the Shareholder Representatives a report setting forth in reasonable and sufficient detail (i) all distributions paid by the Lifecomm JV to Company, and (ii) any Taxes paid by Company in respect of the Lifecomm JV and any other JV Expenses (including reasonable support for the calculation of such JV Expenses) during such year ended December 31; provided, that Company shall not be required to provide any Tax returns or any other information it deems confidential to the Shareholder Representatives unless the Shareholder Representatives execute a non-disclosure agreement reasonably satisfactory to Company. Company shall cooperate with Shareholder Representatives in obtaining any information reasonably requested by Shareholder Representatives from Lifecomm, and disclosing such information to Shareholder Representatives and any Arbitration Firm appointed pursuant to Section 2.9 of this Agreement, all as reasonably necessary to implement the provisions of this Agreement, provided, that such disclosure is permitted to be made pursuant to Section 14.1 of the Lifecomm LLC Agreement and Company shall use its commercially reasonable efforts to take any actions permitted thereunder to enable such disclosure to be made.

(b)           Upon the written request of the Shareholder Representatives, Parent shall provide reasonably detailed information to the Shareholder Representatives, for the Shareholder Representatives to determine whether a Parent Sale Event has occurred.

ARTICLE V.
AMENDMENTS

Section 5.1	Amendments without Consent of Holders.

(a)           Without the consent of any Holders or the Shareholder Representatives, Parent at any time and from time to time, may enter into one or more amendments hereto, to evidence the succession of a Successor Entity to Parent and the assumption by any such Successor Entity of the covenants of Parent herein as provided in Section 6.1.

(b)           Without the consent of any Holders, Parent and the Shareholder Representatives, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)            to evidence the succession of another Person as a successor Shareholder Representative and the assumption by any successor of the covenants and obligations of the Shareholder Representatives herein;

(ii)           to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as the Board of Directors and the Shareholder Representatives shall consider to be for the protection of the Holders; provided, that, in each case, such provisions shall not materially adversely affect the interests of the Holders;

(iii)          to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that, in each case, such provisions shall not materially adversely affect the interests of the Holders;

(iv)          as may be necessary or appropriate to ensure that the CPRs are not subject to registration under the Securities Act or the Exchange Act; provided that such provisions shall not materially adversely affect the interests of the Holders; or

(v)           any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is materially adverse to the interests of the Holders.

(c)           Promptly after the execution by Parent and the Shareholder Representatives of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Shareholder Representatives to mail) a notice thereof by first class mail to the Holders at their addresses as they shall appear on the CPR Register, setting forth in general terms the substance of such amendment.

Section 5.2	Amendments with Consent of Holders.

(a)           Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Holders of not less than a majority of the outstanding CPRs, whether evidenced in writing or taken at a meeting of Holders, Parent and the Shareholder Representatives may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b)           Promptly after the execution by Parent and the Shareholder Representatives of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Shareholder Representatives to mail) a notice thereof by first class mail to the Holders at their addresses as they shall appear on the CPR Register, setting forth in general terms the substance of such amendment.

Section 5.3	Execution of Amendments.

In executing any amendment permitted by this Article V, the Shareholder Representatives shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement.  The Shareholder Representatives may, but are not obligated to, enter into any such amendment that affects the Shareholder Representatives’ own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4	Effect of Amendments.

Upon the execution of any amendment under this Article V, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE VI.
OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1	Notices to Shareholder Representatives and Parent.

Any request, demand, authorization, direction, notice, consent, waiver or other document provided or permitted by this Agreement shall be sufficient for every purpose hereunder if in writing and sent by facsimile transmission, delivered personally, or by certified or registered mail (return receipt requested and first-class postage prepaid) or sent by a nationally recognized overnight courier (with proof of service), addressed as follows:

(a)           if to the Shareholder Representatives, addressed to it at the address previously provided to Company or at any other address previously furnished in writing to the Holders and Parent by the Shareholder Representatives with a copy to Moses & Singer, LLP, 405 Lexington Ave, New York, N.Y.10017, Attention:  Allan Grauberd, Esq.; or

(b)           if to Parent or Company, addressed to it at c/o Tunstall Healthcare Group Ltd, Whitley Lodge, Whitley Bridge, Yorkshire, DN14 OHR, UK Attention:  Gil Talbot Baldwin, or at any other address previously furnished in writing to the Shareholder Representatives by Parent, with a copy to Latham & Watkins LLP, 885 Third Avenue, New York, NY 10022, Attention:  David Allinson, Esq.

Section 6.2	Notice to Holders.

(a)           Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address as it appears in the CPR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice.  In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

(b)           In connection with the delivery of a Liquidity Event Notice pursuant to Section 2.4(a), the delivery of a Parent Sale Notice pursuant to Section 2.5(a) or a sale as contemplated by Section 2.5(e), the Parent shall cause to be delivered to the Holders IRS Forms W-8 and W-9 along with appropriate instructions concerning the completion of such forms and their timely return to the Parent.

Section 6.3	Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 6.4	Consolidation, Merger, Sale or Conveyance.

(a)           In the event of a Parent Sale Event in which successor Person acquires by sale or conveyance substantially all the assets of Parent or Company (other than by way of a stock purchase, merger or other transfer by operation of law pursuant to which such successor Person assumes the rights and obligations of Parent or Company) such successor Person shall expressly assume by an instrument supplemental hereto, executed and delivered to the Shareholder Representatives, in form reasonably satisfactory to the Shareholder Representatives, the due and punctual payment of the CPRs, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of this Agreement to be performed or observed by Company and Parent.

(b)           In the event of a Parent Sale Event, and following the assumption by the successor Person described in Section 6.4(a), such successor Person shall succeed to and be substituted for Parent with the same effect as if it had been named herein.

(c)           All covenants and agreements in this Agreement by Parent shall bind its successors and assigns, whether so expressed or not.

Section 6.5	Benefits of Agreement.

Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and assigns.

Section 6.6	Governing Law.

This Agreement and all disputes or controversies arising out of or relating to this Agreement, the CPRs or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York.  Any disputes arising hereunder, other than those to be determined under Section 2.9, shall be adjudicated as per Section 8.8 of the Merger Agreement.

Section 6.7	Legal Holidays.

In the event that a CPR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CPRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the applicable CPR Payment Date.

Section 6.8	Severability Clause.

In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein.  Upon such determination that any term or other provision is invalid, illegal or unenforceable, the court or other tribunal making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible so that the transactions and agreements contemplated herein are consummated as originally contemplated to the fullest extent possible.

Section 6.9	Counterparts.

This Agreement may be signed in any number of counterparts (which may be effectively delivered by facsimile or other electronic means), each of which shall be deemed to constitute but one and the same instrument.

Section 6.10	Termination.

This Agreement shall be terminated and of no force or effect, the parties hereto shall have no liability hereunder, and no payments shall be required to be made upon the earlier of (i) termination of the Merger Agreement, or (ii) upon the payment of all the CPR Payment Amounts required to be paid under the terms of this Agreement.

Section 6.11	Entire Agreement.

This Agreement and the Merger Agreement represent the entire understanding of the parties hereto with reference to the transactions and matters contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements hereto made except for the Merger Agreement.  If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement shall govern and be controlling.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

TUNSTALL HEALTHCARE GROUP LIMITED

By:	/s/ Gil Baldwin
Name: Gil Baldwin
Title: Chief Executive Officer

AMERICAN MEDICAL ALERT CORP.

By:	/s/ Jack Rhian
Name: Jack Rhian
Title: President and Chief Executive Officer

SHAREHOLDER REPRESENTATIVE

By:	/s/ Howard M. Siegel
Howard M. Siegel

By:	/s/ Gregory Fortunoff
Gregory Fortunoff